[RETALIX LOGO]


                                  NEWS RELEASE



Contacts
Allan E. Jordan                               Motti Gadish
The Global Consulting Group                   Retalix Ltd.
+1-646-284-9400                               +972-9-776-6677
ajordan@hfgcg.com                             Motti.Gadish @retalix.com



              Retalix Announces Fourth Quarter and FY 2006 Results
             Fourth Quarter Revenues Reached a Record $56.8 Million with Net Income of $3.4 million and Adjusted Net Income of $5.4 Million;
                    Full Year Revenues Reached $203.8 Million with Net Income of $1.3 million and Adjusted Net Income of $7.9 Million

Ra'anana, Israel, March 6, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, today announced results for the fourth quarter and full year ended December 31, 2006.

     Fourth Quarter 2006 Financial Highlights:

o Total Revenues for the period were a record $56.8 million, compared to $53.7 million in the fourth quarter of 2005.

o Product Revenues for the period were 36.2% of total revenues, compared to 48.1% of total revenues in the fourth quarter of 2005.

o Gross Margin for the period was 62.4%, and adjusted (non-GAAP) gross margin was 64.4%, compared to gross margin of 64.4% and adjusted (non-GAAP) gross margin of 65.7% in the fourth quarter of 2005.

o Net Income - GAAP for the period was $3.4 million, compared to net income of $5.5 million in the fourth quarter of 2005, or $0.17 per diluted share, compared to $0.28 per diluted share in the fourth quarter of 2005.

o Adjusted Net Income (non-GAAP)* for the period was $5.4 million, compared to $6.4 million in the fourth quarter of 2005, or $0.27 per diluted share, compared to $0.32 in the fourth quarter of 2005.

o Cash Flow: In the fourth quarter of 2006, the Company generated $1.1 million from operating activities, compared to $2.3 million in the fourth quarter of 2005.

     Full Year 2006 Financial Highlights:

o Total Revenues for the period were $203.8 million, compared to $187.4 million in FY 2005.

o Product Revenues for the period were 36.3% of total revenues, compared to 48.9% of total revenues in FY 2005, reflecting the growth of enterprise solutions as part of the Company's overall business.

o Gross Margin for the period was 60.0% and adjusted (non-GAAP) gross margin was 62.5%, compared to gross margin of 64.8% and adjusted (non-GAAP) gross margin of 66.1% in the fourth quarter of 2005.

o Net Income - GAAP for the period was $1.3 million, compared to $14.6 million in FY 2005, or $0.06 per diluted share, compared to $0.74 in FY 2005.

o Adjusted Net Income (non-GAAP)* for the period was $7.9 million, compared to net income of $16.8 million in 2005, or $0.39 per diluted share, compared to $0.85 in FY 2005.

o Cash Flow: In FY 2006, the Company generated $3.1 million in operating activities, compared to $12.5 million in FY 2005.

o Balance Sheet: Cash and marketable securities amounted to $59.7 million on December 31, 2006, compared to $58.5 million on September 30, 2006. Long term debt was $1.0 million, and shareholders'equity was $211.4 million.

     Fourth Quarter Operational Highlights:
o A tier-1 petroleum and convenience store chain in the USA selected Retalix point of sale.

o A tier-1 supermarket chain in the USA completed the roll out of Retalix StoreLine point-of-sale to its 900 stores.

o C&S Wholesale Grocers went live with Retalix Biceps purchasing solution.

o Four distributors in North America went live with Retalix Power Enterprise and Retalix Power Warehouse.

o In India, Reliance Industries selected Retalix StoreLine and Retalix Loyalty for their newly-established grocery stores.

o In China, a major home-furnishing retail chain selected Retalix point-of-sale, headquarters and loyalty solutions.

o A Ukrainian retailing group selected Retalix point-of-sale, headquarters management and order optimization solutions.

o Woolworths Australia completed the roll out of the Retalix point-of-sale software to its Big W stores.

o In Israel, Supersol successfully piloted the thin-client point-of-sale solution, Retalix Storeline.net.

o StoreNext Israel expanded its market coverage to include sales data from Supersol, and it now covers 70% of Israel's food and fast moving consumer goods market.

o Retalix opened an office in Tokyo, Japan, to support Japanese customers.

"The fourth quarter of 2006 was a record quarter for Retalix in terms of revenues and our second-best quarter in terms of adjusted net income," said Barry Shaked, president and CEO of Retalix Ltd. "We view this as an encouraging sign that we addressed the challenges we faced mid-year in 2006. Retalix entered 2007 better equipped to meet the challenges that face us, both in terms of human resources, management team, products and integration, and with the experience to better predict the execution and revenue recognition of various projects."

     "We are making progress with our new enterprise platform, Retalix InSync, and we plan to release the Retalix InSync Purchasing, Order Management & Billing and Thin Store applications in the first half of 2007 and the Warehouse Management System later this year. At the same time, we continue to have a strong business of in-store solutions and a strong business of field-proven headquarters and supply chain solutions. These products provide us with the resources and the confidence to invest in the development of next-generation solutions, and still make a profit for our shareholders," said Shaked.

     Business Outlook

     Shaked added: "Looking forward, we continue to believe that market conditions remain favorable for Retalix, and that we will be able to achieve the goals that we have set for 2007. As in the past, we expect our revenues and income to weigh more on the second half of the year. We expect around 45% of our total revenues in the first half of 2007, and around 55% of our total revenues in the last two quarters of the year."

     Based on market conditions and the current pipeline for 2007, Retalix anticipates total revenues for FY 2007, in the range of $220 to $230 million, adjusted (non-GAAP) net income in the range of $15 million to $22 million, and GAAP net income in the range of $9 million to $16 million. GAAP net income includes estimated equity based compensation expenses of $3.5 million and estimated acquisition related non-cash items of $2.5 million (net of tax effect)*.

     Conference Call  and Webcast Information

     The Company will be holding a conference call to discuss results for the fourth quarter and FY 2006 on Tuesday, March 6, 2007 at 10:30 AM Eastern Time (5:30 PM Israeli Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/index.cfm? pageid=1063. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as well as for providing useful comparisons to periods prior to the adoption of SFAS 123(R). The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

     ** Note Regarding Adjustments to Retained Earnings

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements -- Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company and its consolidated subsidiaries initially applied the provisions of SAB 108 using the cumulative effect transition method in its annual financial statements for the year ending December 31, 2006 in connection with its accounting treatment for employee medical benefits of its U.S. employees as well as land leasing rights with regard to its headquarters in Ra'anana, Israel. Previously to these financial statements, the company accounted for costs related to its U.S. employee medical benefits on an as incurred basis. All paid claims, net of stop-loss reimbursements were recorded as expenses in the current period. However, no liability for future claims, incurred but not reported ("IBNR"), was presented on the balance sheet. Effective for 2006, the Company has estimated the outstanding claims as of December 31, 2006 and 2005. The estimated liability as at December 31, 2005 of approximately $1.0 million has been recorded against retained earnings.The change for the year ended December 31, 2006 was recorded as an expense in the Statement of Income for the year ended December 31, 2006. In addition, previously to these financial statements the Company has not amortized its lease rights in land related to its headquarters in Ra'anana, Israel. The accumulated amortization as at December 31, 2005 of $0.3 has been recorded against retained earnings. The net change for the year ended December 31, 2006 was recorded as an expense in the Statement of Income for the year ended December 31, 2006.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. For example, statements regarding being better equipped for 2007, progress of new platforms and solutions and under "Business Outlook," all involve forward-looking statements. Factors that could impact these forward-looking statements include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ from the forward-looking statements. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Except as required by applicable law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2006
                                                                        Year ended            Three months ended
                                                                        December 31              December 31

                                                                  2006            2005           2006          2005

                                                                (Unaudited)     (Audited)             (Unaudited)
                                                                           U.S dollars in thousands
REVENUES:

    Product sales                                                 74,029          91,692        20,560        25,826
    Services and projects                                        129,777          95,679        36,233        27,889
                                                                 -------          ------        ------        ------
           T o t a l  revenues                                   203,806         187,371        56,793        53,715
                                                                 -------         -------        ------
COST OF REVENUES:
    Cost of product sales                                         36,838          31,521         9,267         8,996
    Cost of services and projects                                 44,525          34,465        12,102        10,149
                                                                  ------          ------        ------        ------
           T o t a l  cost of revenues                            81,363          65,986        21,369        19,145
                                                                  ------          -----         ------        ------
GROSS PROFIT                                                     122,443         121,385        35,424        34,570
                                                                 -------         -------        ------        ------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                                60,375          44,683        15,394        12,085
SELLING AND MARKETING EXPENSES                                    33,494          33,382         7,924         8,426
GENERAL AND ADMINISTRATIVE EXPENSES                               27,448          23,131         7,661         6,010
OTHER GENERAL (INCOME) EXPENSES, net                                  22               -           (12)            6
                                                                  ------          ------        -----          -----
           T o t a l  operating expenses                         121,339         101,196        30,967        26,527
                                                                 -------         -------        ------        ------
INCOME FROM OPERATIONS                                             1,104          20,189         4,457         8,043
FINANCIAL INCOME  (EXPENSES) - net                                    79             202         (321)           126
GAIN ARISING FROM ISSUANCE OF SHARES
    BY AN ASSOCIATED COMPANY                                                          83                           -
                                                                   -----          ------        ------         -----
INCOME BEFORE TAXES ON INCOME                                      1,183          20,474         4,136         8,169
TAXES ON INCOME                                                      553          (5,912)         (242)       (2,633)
                                                                   -----          ------          -----        ------
INCOME (LOSS )AFTER TAXES ON INCOME                                1,736          14,562         3,894         5,536
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                          (57)           (130)          (13)          (27)
MINORITY INTERESTS IN LOSSES (GAINS)
    OF SUBSIDIARIES                                                 (425)            189          (439)           27
                                                                    -----           -----          ----         ----
NET INCOME FOR THE PERIOD                                          1,254          14,621         3,442         5,536
                                                                   ------         ------         -----         -----
EARNINGS PER SHARE:
    Basic                                                           0.06            0.78          0.18          0.29
                                                                    ----            ----          ----          ----
    Diluted                                                         0.06            0.74          0.17          0.28
                                                                    ----            ----          ----          ----
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION
OF EARNINGS PER SHARE - in    thousands:
    Basic                                                         19,491          18,710        19,533        18,960
                                                                  ------          ------        ------        ------
    Diluted                                                       20,127          19,659        19,980        19,884
                                                                  ------          ------        ------        ------


                                  RETALIX LTD.
                            (An Israeli Corporation)
              CONDENSED NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2006

                                                                      Year ended               Three months ended
                                                                      December 31                December 31

                                                                   2006            2005           2006          2005

                                                                                  (Unaudited)
                                                                           U.S dollars in thousands
REVENUES:

    Product sales                                                 74,029          91,692        20,560        25,826
    Services and projects                                        129,777          95,679        36,233        27,889
                                                                 -------          ------        ------        ------
           T o t a l  revenues                                   203,806         187,371        56,793        53,715
                                                                 -------         -------        ------        ------
COST OF REVENUES:
    Cost of product sales                                         33,817          29,932         8,400         8,520
    Cost of services and projects                                 42,629          33,609        11,789         9,892
                                                                  ------          ------        ------         -----
           T o t a l  cost of revenues                            76,446          63,541        20,189        18,412
                                                                  ------          ------        ------        ------
GROSS PROFIT                                                     127,360         123,830        36,604        35,303
                                                                 -------         -------        ------        ------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                                58,154          44,683        14,752        12,091
SELLING AND MARKETING EXPENSES                                    32,591          33,177         7,370         8,361
GENERAL AND ADMINISTRATIVE EXPENSES                               26,688          22,397         7,283         5,499
OTHER GENERAL( INCOME) EXPENSES, net                                  22               -           (12)            6
                                                                  ------          ------         -----         -----
           T o t a l  operating expenses                         117,455         100,257        29,393        25,957
                                                                 -------         -------        ------        ------
INCOME FROM OPERATIONS                                             9,905          23,573         7,211         9,346
FINANCIAL INCOME  (EXPENSES) - net                                    79             209          (321)          126
GAIN ARISING FROM ISSUANCE OF SHARES
    BY AN ASSOCIATED COMPANY                                           -              83             -             -
                                                                   -----          ------        ------         -----
INCOME BEFORE TAXES ON INCOME                                      9,984          23,865         6,890         9,472
TAXES ON INCOME                                                   (1,554)         (7,126)       (1,088)       (3,061)
                                                                  ------          ------         ------        -----
INCOME AFTER TAXES ON INCOME                                       8,430          16,739         5,802         6,411
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                          (57)           (130)          (13)          (27)
MINORITY INTERESTS IN LOSSES (GAINS)
    OF SUBSIDIARIES                                                 (425)            189          (439)           27
                                                                   -----           -----          ----         -----
NET INCOME FOR THE PERIOD                                          7,948          16,798         5,350         6,411
                                                                   -----          ------         -----         -----
EARNINGS PER SHARE:
    Basic                                                           0.41            0.90          0.27          0.34
                                                                    ----            ----          ----          ----
    Diluted                                                         0.39            0.85          0.27          0.32
                                                                    ----            ----          ----          ----
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF
EARNINGS PER SHARE - in thousands:
    Basic                                                         19,491          18,710        19,533        18,960
                                                                  ------          ------        ------        ------
    Diluted                                                       20,127          19,659        19,980        19,884
                                                                  ------          ------        ------        ------





                                  RETALIX LTD.
                            (An Israeli Corporation)
          RECONCILIATION BETWEEN GAAP TO NON- GAAP STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2006

                                                                               Year ended

                                                                             December 31, 2006

                                                            GAAP             ADJUSTMENT               NON-GAAP

                                                                            (a)         (b)

                                                         (Unaudited)            (Unaudited)              (Unaudited)

                                                                        U.S dollars in thousands
REVENUES:

    Product sales                                           74,029                                           74,029
    Services and projects                                  129,777                                          129,777
                                                           ------          ------         ------            -------
           T o t a l  revenues                             203,806                                          203,806
                                                           -------         ------         ------            -------
COST OF REVENUES:
    Cost of product sales                                   36,838            (45)        (2,976)            33,817
    Cost of services and projects                           44,525           (719)        (1,177)            42,629
                                                            ------           ----         ------             ------
           T o t a l  cost of revenues                      81,363           (764)        (4,153)            76,446
                                                            ------           ----         ------             ------
GROSS PROFIT                                               122,443            764          4,153            127,360
                                                           -------           ----         ------           -------
     Research and development - net                         60,375         (2,221)                           58,154
     Selling and marketing                                  33,494           (531)          (372)            32,591
     General and administrative                             27,448           (374)          (386)            26,688
     Other general expenses- net                                22                                               22
                                                            ------          -----           ----             ------
           T o t a l  operating expenses                   121,339         (3,126)          (758)           117,455
                                                           -------         ------           ----            -------
INCOME FROM OPERATIONS                                       1,104           3,890         4,911             9,905
FINANCIAL INCOME - net                                          79                                              79
                                                             -----           -----         -----             -----
INCOME BEFORE TAXES ON INCOME                                1,183           3,890         4,911             9,984
TAXES ON INCOME                                                553            (452)       (1,655)           (1,554)
                                                             -----           -----         -----            ------
INCOME AFTER TAXES ON INCOME                                 1,736           3,438         3,256             8,430

SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                   (57)                                             (57)

MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                          (425)                                            (425)
                                                             -----           ----           -----             -----
NET INCOME FOR THE PERIOD                                    1,254           3,438          3,256            7,948
                                                             -----           -----          -----            -----
EARNINGS PER SHARE-in U.S.$:

    Basic                                                     0.06            0.18           0.16              0.41
                                                              ----            ----           ----              ----

    Diluted                                                   0.06            0.17           0.16              0.39
                                                              ----            ----           ----              ----
WEIGHTED AVERAGE NUMBER OF SHARES USED
    IN COMPUTATION OF EARNINGS PER
    SHARE - in thousands:

    Basic                                                                         19,491
                                                                                  ------
    Diluted                                                                       20,127
                                                                                  ------


* (a) The effect of stock- based compensation. The company adopted the provisions of Statement of financial accounting standards no. 123 (R), "Share-
Based Payment" on January 1, 2006 using the modified- prospective transition method.
      (b) The effect of amortization of intangible assets and acquisition related expenses.


                                  RETALIX LTD.
                            (An Israeli Corporation)
          RECONCILIATION BETWEEN GAAP TO NON- GAAP STATEMENT OF INCOME
               FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2006

                                                                           Three months ended

                                                                           December 31, 2006

                                                            GAAP             ADJUSTMENT               NON-GAAP

                                                                           (a)        (b)

                                                        (Unaudited)            (Unaudited)              (Unaudited)

                                                                        U.S dollars in thousands
REVENUES:

    Product sales                                           20,560                                           20,560
    Services and projects                                   36,233                                           36,233
                                                            ------           -----         -----             ------
           T o t a l  revenues                              56,793                                           56,793
                                                            ------           -----         -----             ------
COST OF REVENUES:
    Cost of product sales                                    9,267             (7)          (860)             8,400
    Cost of services and projects                           12,102           (276)           (37)            11,789
                                                            ------           ----           ----             ------
           T o t a l  cost of revenues                      21,369           (283)          (897)            20,189
                                                            ------           ----           ----             ------
GROSS PROFIT                                                35,424            283            897             36,604
                                                            ------           ----           ----             ------
     Research and development - net                         15,394           (642)                           14,752
     Selling and marketing                                   7,924           (377)          (177)             7,370
     General and administrative                              7,661           (256)          (122)             7,283
     Other general expenses- net                               (12)                                             (12)
                                                            ------          -----           ----             ------
           T o t a l  operating expenses                    30,967         (1,275)          (299)            29,393
                                                            ------          -----           ----             ------
INCOME FROM OPERATIONS                                       4,457          1,558          1,196              7,211
FINANCIAL EXPENSES - net                                      (321)                                            (321)
                                                             -----          -----          -----              -----
INCOME BEFORE TAXES ON INCOME                                4,136           1,558          1,196             6,890
TAXES ON INCOME                                               (242)           (453)          (393)           (1,088)
                                                             -----           -----          -----             -----
INCOME AFTER TAXES ON INCOME                                 3,894           1,105            803             5,802

SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                    (13)                                             (13)

MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                          (439)                                             (439)
                                                             -----           -----            ---             -----
NET INCOME FOR THE PERIOD                                    3,442           1,105            803             5,350
                                                             -----           -----            ---             -----
EARNINGS PER SHARE-in U.S.$:

    Basic                                                     0.18            0.06           0.04              0.27
                                                              ----            ----           ----              ----
    Diluted                                                   0.17            0.06           0.04              0.27
                                                              ----            ----           ----              ----


WEIGHTED AVERAGE NUMBER OF SHARES USED
    IN COMPUTATION OF EARNINGS PER
    SHARE - in thousands:
    Basic                                                                         19,533
                                                                                  ------
    Diluted                                                                       19,980
                                                                                  ------

--------------------------------------------------------------------------------
* (a) The effect of stock- based compensation. The company adopted the provisions of Statement of financial accounting standards no. 123 (R), "Share-
Based Payment" on January 1, 2006 using the modified- prospective transition method.
      (b) The effect of amortization of intangible assets and acquisition related expenses.

                                  RETALIX LTD.
                            )An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                              AT DECEMBER 31, 2006


                                                                                   December 31
                                                                               2006           2005
                                                                            (Unaudited)    (Audited)
                                                                              U.S. $ in thousands
                              A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents                                                 55,186          55,692
    Marketable securities                                                      4,554          10,919
    Accounts receivable:
       Trade                                                                  49,061          38,836
       Other                                                                   5,567           4,502
    Inventories                                                                1,046           1,787
    Deferred income taxes                                                      5,930           8,098
                                                                              ------           -----
           T o t a l  current assets                                         121,344         119,834
                                                                             -------         -------
NON-CURRENT ASSETS :
     Marketable securities                                                     1,237           2,056
    Deferred income taxes                                                      4,035           2,064
    Long-term receivables                                                      3,395           2,617
    Amounts funded in respect of employee rights
       upon retirement                                                         6,759           5,402
    Other                                                                        747             751
                                                                              ------          ------
             T o t a l non current assets                                     16,173          12,890
                                                                              ------          ------
PROPERTY, PLANT AND EQUIPMENT, net                                            11,180          12,311
                                                                              ------          ------
GOODWILL                                                                     107,506         101,209
                                                                             -------         -------
OTHER INTANGIBLE ASSETS, net of accumulated
  Amortization:
   Customer base                                                               17,721        17,497
   Other                                                                        5,859         7,915
                                                                               ------        ------
                                                                               23,580        25,412
                                                                              -------       -------
                            T o t a l assets                                  279,783       271,656
                                                                              -------       -------



                                                                                        December 31
                                                                                   2006            2005
                                                                                (Unaudited)     (Audited)
                                                                                    U.S. $ in thousands
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                           4,742          3,981
    Current maturities of long-term bank loans                                         224            248
    Accounts payable and accruals:
       Trade                                                                        11,535         11,701
       Employees and employee institutions                                           7,176          5,820
        Current maturities of other liabilities                                          -            259
           Accrued expenses                                                          7,368          6,301
       Other                                                                         7,541          7,744
    Deferred revenues                                                               13,839         15,564
                                                                                    ------         ------
           T o t a l  current liabilities                                           52,425         51,618
                                                                                    ------         ------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                  1,058          1,059
    Employee rights upon retirement                                                 11,399          9,250
     Deferred tax liability                                                          1,016          2,852
    Deferred revenues                                                                  206            619
                                                                                    ------         ------
           T o t a l  long-term liabilities                                         13,679         13,780
                                                                                    ------         ------
           T o t a l  liabilities                                                   66,104         65,398
                                                                                    ------         ------
MINORITY INTERESTS                                                                   2,293          1,841
                                                                                     -----          -----
SHAREHOLDERS' EQUITY:
   Share capital -Ordinary shares of NIS 1.00 par value (authorized):
     December 31, 2006 (unaudited) and
      December 31, 2005 (audited) - 30,000,000 shares; issued and outstanding:
      December 31, 2006 (unaudited) - 19,613,454 Shares; December 31,2005
      (audited) -
      19,409,003  shares;                                                            5,178          5,132
     Additional paid in capital                                                    156,583        150,042
    Retained earnings                                                               49,523         49,531
     Accumulated other comprehensive income (loss)                                     102           (288)
                                                                                   -------        -------
           T o t a l  shareholders' equity                                         211,386        204,417
                                                                                   -------        ------
                T o t a l liabilities and shareholders equity                      279,938        271,656
                                                                                   -------        -------







                                                                                                             (Continued) - 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2006


                                                                            Year ended                Three months ended
                                                                            December 31                  December 31
                                                                         2006            2005           2006          2005
                                                                       (Unaudited)      (Audited)           (Unaudited)

                                                                                      U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                            1,254         14,621               3,442        5,536

          Adjustments required to reconcile net income to net cash
          provided by operating activities:
          Minority interests in losses (gains) of subsidiaries             425           (189)                439          (27)
       Depreciation and amortization                                     8,362          6,422               2,116        2,161
        Share in losses of an associated company                            57            130                  13           27
        Gain arising from issuance of shares of an
           associated company                                                             (83)
        Compensation expenses resulting from shares
           and options granted to employees and non
           employees                                                     3,891            167                1,558         167
       Changes in accrued liability for employee rights
                   upon retirement                                       1,949            989                  556         302
       (Gains) Losses on amounts funded in respect of
                  employee rights upon retirement                         (580)           155                 (114)        (74)
       Deferred income taxes - net                                      (2,770)        (1,498)                (744)       (288)
       Net decrease (increase) in marketable securities                  3,025         (2,969)                 408      (2,573)
       Amortization of discount on securities                               56             92                   12          19
       Other                                                                12           (565)                  77           5
      Changes in operating asset and liabilities: (Increase) Decrease in accounts receivable:
           Trade (including the non-current portion)                   (10,574)        (5,212)              (3,821)     (7,375)
           Other                                                          (931)          (926)                 928         591
        Decrease (Increase) in accounts payable and accruals:
           Trade                                                          (730)         (300)               (1,956)       (480)
           Employees, accrued expenses and other                         1,109         2,149                   865       1,588
             Decrease (Increase) in inventories                          1,130        (1,045)                  487        (752)
              (Decrease) Increase in deferred revenues
                                                                        (2,524)          558                (3,117)      3,454
                                                                        ------         ------               ------       -----
    Net cash provided by operating activities
                                                                         3,063        12,496                 1,051       2,281
                                                                         -----        ------                 -----       -----

                                                                                                                  (Continued) - 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2006

                                                                              Year ended               Three months ended
                                                                             December 31                   December 31
                                                                         2006           2005           2006          2005
                                                                      (Unaudited)     (Audited)            (Unaudited)
                                                                                        U.S. $ in thousands
    Net cash provided by operating activities -
  brought forward                                                            3,063         12,496         1,051          2,281
CASH FLOWS FROM INVESTING ACTIVITIES:
    Maturity of marketable debt securities held
            to maturity                                                      6,212         12,111         2,758            500
    Investment in marketable debt securities
        held to maturity                                                    (2,066)       (1,876)        (1,016)             -
    Acquisition of subsidiaries consolidated for the first
        time (a)                                                            (2,605)      (50,312)             -              -
      Additional investments in subsidiaries and other assets               (5,802)       (3,764)             -         (3,430)
       Repayment of investment                                                 651             -            651              -
    Purchase of property, plant, equipment
           and other assets                                                 (2,567)       (3,069)          (554)          (999)
    Proceeds from sale of property, plant and equipment                         35            25              4              -
    Amounts funded in respect of employee rights upon
        retirement, net                                                       (777)         (905)          (225)          (272)
    Long-term loans granted to employees                                        (4)          (54)                            -
      Collection of long-term loans from employees                                           168                            60
                                                                            ------        ------           -----          ----
    Net cash (used in) provided by investing activities                     (6,923)      (47,676)         1,618         (4,141)
                                                                            ------       -------          ------        ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of long-term bank loans                                         (117)       (4,698)             -         (2,324)
       Issuance of share capital to employees
              resulting from exercise of options                             2,650        10,150            762          2,124
    Short-term bank credit - net                                               760        (5,809)          (149)          (133)
      Minority investment in a subsidiary                                                     34                             -
                                                                            ------          -----          ----         ------
    Net cash provided by (used in) financing activities                      3,293          (323)           613           (333)
                                                                            ------          -----          ----         ------
EFFECT OF EXCHANGE RATE CHANGES
      ON CASH                                                                   61          (218)             7              9
                                                                            ------          -----          ----         ------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                                      (506)      (35,721)         3,289         (2,184)
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                                  55,692        91,413         51,897         57,876
                                                                            ------        ------         ------         ------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                                        55,186        55,692         55,186         55,692
                                                                            ------        ------         ------         ------


                                                                                                                 (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                               Year ended
                                                                               December 31,
                                                                         2006          2005

                                                                       (Unaudited)    (Audited)
                                                                              U.S.$ in thousands

        (a)  Net fair value of the assets acquired and
        liabilities assumed at the date of acquisition:
            Assets and liabilities of the
               subsidiaries at the date of
                acquisition:
            Working capital (excluding cash
                and cash equivalents)                                      394                  (1,441)
             Deferred revenues                                                                  10,677
             Deferred income taxes                                                                (396)
            Property, plant, equipment
                 and other assets, net                                     (58)                 (1,867)
            Goodwill and other intangible assets
                arising on acquisition                                  (2,941)                (84,211)
             Issuance of the Company's share
                 capital                                                                        23,863
             Short-term bank credit                                                              2,230
             Increase in account payable- other                                                    833
                                                                         ------                -------
                                                                         (2,605)               (50,312)
                                                                         ------                -------

 (b) Supplemental information on investing activities not involving cash flows:

1) On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,882,000.


2) On April 1, 2005, the Company acquired 73% of the preferred stock of TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $
           16,980,000.



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